Exhibit 99.1

Media Release

February 26, 2020

TELUS announces closing of C$1.5 billion equity offering

Vancouver, B.C. — TELUS Corporation (“TELUS” or the “Company”) (TSX-T, NYSE-TU) announced today the closing of its bought deal offering (the “Offering”) of common shares (the “Common Shares”) announced on February 19, 2020, including the full exercise of the over-allotment option (the “Over-Allotment Option”).

The syndicate of underwriters led by RBC Capital Markets and TD Securities Inc., together with CIBC Capital Markets, BMO Capital Markets and Scotiabank as joint bookrunners, fully exercised the Over-Allotment Option to purchase an additional 3,750,000 Common Shares at the offering price of C$52.00 per Common Share. Including the exercise of the Over-Allotment Option, the Company sold an aggregate of 28,750,000 Common Shares for total gross proceeds of C$1,495,000,000.

Proceeds of the Offering will be used for general corporate purposes including funding growth opportunities, capital expenditures and the reduction of indebtedness.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TELUS

TELUS (TSX:T, NYSE:TU) is a dynamic, world-leading communications and information technology company with C$14.7 billion in annual revenue and 15.2 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

For more information, please contact

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Francois Gaboury

(438) 862-5136

francois.gaboury@telus.com